1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 26, 2025	www.integraresources.com

INTEGRA REPORTS FOURTH QUARTER AND YEAR END 2024 RESULTS, DEMONSTRATING EXCELLENT
PERFORMANCE FROM FLORIDA CANYON MINE AND STRENGTHENED FINANCIAL POSITION

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce financial and operating results for the fourth quarter and year ended December 31, 2024.

(All amounts expressed in U.S. dollars unless otherwise stated)

Fourth Quarter and Full Year 2024 Highlights:

  On November 8, 2024, the Company completed the acquisition of Florida Canyon Gold Inc. ("FCGI"), the owner of the Florida Canyon Mine ("Florida Canyon"), a producing, open pit, heap leach mining operation located in Imlay, Nevada. This transaction represented a significant milestone for the Company, transitioning Integra from development stage to gold producer.

  Gold production from November 8 to December 31, 2024 was 10,984 ounces and gold sold was 11,382 ounces.

  Full year 2024 gold production was a record 72,229 ounces, exceeding previously stated guidance on several key operating and production metrics (refer to Argonaut Gold Inc. news release dated February 26, 2024 available on Argonaut Gold Inc.'s SEDAR+ profile at www.sedarplus.ca).2

  Cash costs and all-in sustaining costs ("AISC")1 from November 8 to December 31, 2024 were $1,884 and $2,103 per ounce of gold sold, respectively.

  Net income for the fourth quarter was $9.5 million or $0.07 per share.

  Adjusted earnings1 for the fourth quarter were $2.3 million or $0.02 per share.

  Exploration and project expenditure at the DeLamar Project ("DeLamar"), Nevada North Project ("Nevada North"), and other exploration properties was $2.7 million during the fourth quarter and $14.2 million for the fiscal year 2024.

  Strong financial position as at December 31, 2024, with a cash balance of $52.2 million and working capital1 of $64.4 million.

George Salamis, President, CEO and Director of Integra commented: "2024 marked a transformational year for Integra as the Company officially transitioned from developer to gold producer status with the acquisition of Florida Canyon. We are pleased to report inaugural earnings results as a producing company and demonstrating the capabilities of Florida Canyon to generate cash flow to support the advancement of our key development projects, DeLamar and Nevada North. Integra's focus in 2025 will be on demonstrating profitability and optimizing operations at Florida Canyon, publishing a feasibility study and significant permit advancement at DeLamar, and continued de-risking at Nevada North."

1 Non-IFRS measure. Refer to the "Non-IFRS Measures" section of this news release.

2 Information provided includes Florida Canyon pre-acquisition statistics.

Financial and Operating Highlights

Unit abbreviations in tables: ounce = oz, $/oz = U.S. dollars per ounce sold, $m = millions of U.S. dollars, $000s = thousands of U.S. dollars, $/oz sold = U.S. dollars per gold ounce sold, $/sh = U.S. dollars per share.

Operating		Nov. 8 - Dec. 31, 2024	Year Ended Dec. 31, 2024[2]
Gold produced	oz	10,984	72,229
Gold sold	oz	11,382	72,089
Average realized gold price[1]	$/oz	2,643	n/a
Production costs	$m	23.1	n/a
Cash cost per ounce[1]	$/oz sold	1,884	n/a
All-in sustaining cost per ounce[1]	$/oz sold	2,103	n/a

Financial [3]		Three Months-Ended December 31, 2024[3]	Year Ended Dec. 31, 2024[3]
Revenue	$m	30.4	30.4
Production costs	$m	(23.1)	(23.1)
Exploration and evaluation expenses	$m	(2.7)	(14.2)
Net income (Loss)	$m	9.5	(9.5)
Adjusted earnings (Loss)[1]	$m	2.3	(16.1)
Earnings per share[1]	$/sh	0.07	(0.10)
Adjusted earnings per share[1]	$/sh	0.02	(0.17)

Financial Position as of December 31, 2024
Cash and cash equivalents	$m	52.2
Working capital[1]	$m	64.4

1. Non-IFRS measure. Refer to the "Non-IFRS Measures" section of this news release.

2. Information provided includes Florida Canyon pre-acquisition statistics.

3. Financial highlights only include Florida Canyon from November 8 to December 31, 2024.

Fourth Quarter & Full Year 2024 Financial and Operating Summary

Total crushed and run-of-mine ("ROM") material to the pad from November 8 to December 31, 2024 was 1.6 million tonnes with a strip ratio of 0.45. The average grade of ore processed during the period was 0.25 grams per tonne ("g/t") gold. Mined and placed material for the fourth quarter exceeded expectations as a result of excellent crusher performance and delivery of more ROM material to the leach pad than planned. Strong production performance in 2024 at Florida Canyon was also supported by the construction and commissioning of the new Phase III-A of the South Heap Leach Pad and enhancements to solution processing systems.

Gold produced from November 8 to December 31, 2024 was 10,984 ounces. Production during the fourth quarter was particularly strong as a result of the newly constructed, carbon-in-column ("CIC") circuit which came online during the quarter. Gold sold from November 8 to December 31, 2024 was 11,382 ounces at an average realized gold price of $2,643 per ounce, for total revenue of $30.4 million. Cash costs and AISC during the period totaled $1,884 and $2,103 per ounce of gold sold, respectively.  For the fiscal year 2024, total sustaining capital at Florida Canyon was $41.3 million, with approximately $30 million towards the heap leach pad expansion and CIC, and approximately $8 million in deferred stripping.

Several optimization studies are underway at Florida Canyon, some of which are expected to be completed in the first half of 2025, while others will continue throughout 2025 and beyond. One of the optimization studies is the review of the mobile equipment fleet, which will require planned component replacement in 2025 and 2026. Other optimization studies are evaluating several components of the mining operation including metallurgy, mine sequencing, and pit slope/geotechnical studies which are aimed at reducing future strip ratio. Lastly, an expanded exploration program at Florida Canyon is expected to be initiated in Q2 2025, which will be focused on drilling extensions to existing mine deposits, with the goal of adding oxide material to the mine plan and potentially extending mine life.

2025 sustaining capital expenditures will include the expansion of the South Heap Leach Pad Phase III-B, which is expected to amount to ~$12 million.

Development Projects - 2024 Expenditures & Highlights

Exploration and project expenditures at DeLamar, Nevada North, and other exploration properties was $14.2 million for the fiscal year 2024. It included $1.0 million in exploration drilling at the Wildcat Deposit (Nevada North) and $8.2 million in engineering and permitting work at DeLamar.

The DeLamar Project

Engineering

The feasibility study at DeLamar continued to make progress in the fourth quarter of 2024, with final metallurgical and engineering test work completed. Key achievements include:

  Optimization of the heap leach pad footprint, reducing expected capital expenditures and improving infrastructure efficiency.
  Finalization of the gold and silver recovery model, confirming that tertiary crushing is unnecessary based on test work conducted at Forte Laboratory in Denver. Materials from the DeLamar pit with clays requiring agglomeration will be screened at 1" with oversize conveyed to the pad and undersize conveyed to the agglomeration circuit. Materials from Florida Mountain will likely not require agglomeration due to low clay content.
  Advancements in mine sequencing and economic modeling in collaboration with Whittle Consulting.
  The elimination of the need for tertiary crushing opened the opportunity to revert to line power supplied by Idaho Power. The demand below 6MW will require only a transformer upgrade at the DeLamar site substation and a refurbishment of 8 miles of transmission line in the urban Caldwell area. Idaho Power is preparing a Construction Study to establish upgrade costs attributable to Integra.

  No gold/silver refinery is expected to be required at DeLamar. Precipitate from the Merrill Crowe process will be securely shipped to Florida Canyon for final refining. This is expected to positively affect the air quality permitting and reduce capital expenditures and operating expenses.

Permitting

Throughout 2024, significant progress was made on the DeLamar Mine Plan of Operations ("MPO"), including key regulatory milestones, environmental surveys, and coordination with federal and state agencies. The Company focused on refining its operational and permitting strategy, addressing agency concerns, and advancing critical environmental and engineering studies. Key activities include:

  The preliminary MPO was submitted to the U.S Bureau of Land Management ("BLM") in late 2023.  In June 2024, the BLM confirmed that the MPO has met the content requirement of the United States Code of Federal Regulations Title 43 Subpart 3809.
  A strategy was developed to incorporate feasibility study design changes into the MPO, with considerations including a direct revision to the MPO, evaluation as alternatives in the Environmental Impact Statement ("EIS"), or a combination of both.
  The Company engaged in ongoing discussions with the BLM, and the BLM continued to review and accept environmental baseline reports for the project, with ongoing responses to agency comments and questions.
  Coordination efforts between agencies, including the Idaho Department of Lands and the Idaho Department of Environmental Quality, were initiated to develop a project-specific Memorandum of Understanding ("MOU").
  Federal regulatory agencies in Washington, DC, were visited in 2024 with the goal of establishing contacts and relationships to support future permitting.

The Nevada North Project

Drilling

A 10-hole, 1,940-meter drill program was successfully completed at the Wildcat Deposit in Nevada in Q2 and Q3 2024. The objectives were to refine geological, geotechnical, and metallurgical data while testing high-priority exploration targets at the same time. Core samples were sent to both geotechnical and metallurgical laboratories for further analysis. These results will strategically inform the next phase of studies, further refining project development and supporting future mine permitting efforts.

Integra issued an exploration news release dated December 12, 2024 with the following key findings:

  Infill drilling within the 2023 Preliminary Economic Assessment ("PEA") pit shell confirmed excellent oxide gold continuity, with intercepts including:
    WCCD-0017: 0.52 g/t Au over 62.5m
    WCCD-0018: 0.38 g/t Au over 64.6m
    WCCD-0019: 0.27 g/t Au over 147.5m
    Piezometer installations in key drill holes confirmed that the pit is expected to remain dry, which has the potential to simplify permitting and future operations.

  The exploration drilling performed well outside of the PEA pit shell and under cover rock which blinded the mineralized target, confirmed intense alteration and brecciation, reinforcing the potential for a high-grade breccia feeder system to occur. Hole WCCD-0016 intercepted 213.8m of 0.25 g/t non-oxide Au, with strong hydrothermal brecciation and quartz veining, while WCCD-0015 intersected sediments beneath post-mineralization basalts, suggesting proximity to a targeted diatreme and intersected 12.2m of 0.22 g/t non-oxide Au. For detailed drill results and sampling and QA/QC procedures, please see the Company's news release dated December 12, 2024 available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Permitting

The Environmental Assessment for the Wildcat Exploration Plan of Operations was completed in 2024. The subsequent Finding of No Significant Impact and the Decision Record is still pending but are anticipated to be received in mid 2025. The first tranche of Sage Grouse Conservation Credits were acquired for the Wildcat Exploration Project in December 2024, achieving compliance with the Nevada Sagebrush Ecosystem Program.

Financial Statements

Integra's audited consolidated financial statements and management's discussion and analysis as at and for the year ended December 31, 2024, are available on the Company's website at www.integraresources.com, and under the Company's profiles on SEDAR+ and EDGAR. Hard copies of the financial statements are available free of charge upon written request to info@integraresources.com.

Recent Executive Appointments

Integra recently appointed several new executives to better position the Company to execute the operational and growth focused strategy. On March 25, 2025, the Company announced the appointment of Clifford Lafleur to the position of Chief Operating Officer. Clifford has more than 25 years of experience across mine development, operations, and optimization. Most recently, Mr. Lafleur played a key role in the growth and success at SilverCrest Metals Inc. ultimately leading to the company's $1.7 billion sale to Coeur Mining in 2025. On February 20, 2025, Dale Kerner was appointed to the position of Vice President of Permitting. Dale brings more than 25 years of experience in environmental permitting and regulatory compliance, with a deep understanding of the permitting landscape in the U.S. Mr. Kerner joins Integra from Perpetua Resources Corp., where he was instrumental in successfully permitting the Stibnite Gold Project in Idaho - one of the more complex permitting processes in the U.S., which recently received a final Record of Decision from the U.S. Forest Service.

Fourth Quarter 2024 Conference Call

Integra will host a conference call and webcast on March 27, 2025, at 11:00 AM Eastern Time / 8:00 AM Pacific Time, to discuss the results. Details for the conference call and webcast are included below.

Dial-In Numbers / Webcast:

Conference ID: 2435675

Toll Free: (800) 715-9871

Toll: +1 (646) 307-1963

Webcast: https://events.q4inc.com/attendee/575602365

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Integra's Vice President, Geology and Mining. Mr. Dutaut is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Non-IFRS Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average Realized Gold Price is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.

		Nov. 8 - Dec. 31, 2024
Revenue	$000s	$30,350
Less: silver revenue	$000s	(271)
Gold revenue	$000s	30,079
Gold sold	oz	11,382
Average realized gold price	$/oz	$2,643

Cash Cost & All-In Sustaining Cost ("AISC")

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. All-in Sustaining Cost is intended to reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance.

		Nov. 8 - Dec. 31, 2024
Gold sold	oz	11,382
Production costs	$000s	23,117
Less: fair value adjustment on acquired mineral inventories	$000s	(3,646)
Lease payments	$000s	2,238
Less: silver sales	$000s	(271)
Total cash cost	$000s	21,439
Cash cost per gold ounce sold	$/oz	1,884

Total cash cost	$000s	21,439
Exploration expenses	$000s	-
Accretion and other expenses	$000s	191
Sustaining capital expenditures	$000s	2,301
Total AISC	$000s	23,931
AISC per gold ounce sold	$/oz	2,103

Adjusted Earnings & Adjusted Earnings Per Share

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.

(in $m)	Three Months Ended Dec.31, 2024	Year Ended Dec. 31, 2024
Net income (loss)	$9.5	$(9.5)
Add back:
Gain on bargain purchase of FCGI	(14.2)	(14.2)
Fair value adjustment on acquired mineral inventories, net of taxes	2.7	2.7
Transaction and integration costs on the acquisition of FCGI	2.8	3.9
Unrealized losses on derivatives	1.5	1.0
Gain on disposal of assets	-	(0.1)
Adjusted net income (loss)	$2.3	$(16.1)
Weighted average number of common shares outstanding, basic	135.5	96.5
Weighted average number of common shares outstanding, diluted	136.6	96.5
Adjusted net income (loss) per diluted share	0.02	(0.17)

Working Capital

Working capital for the period calculated by subtracting current assets from current liabilities.

(in $m)	Year Ended Dec. 31, 2024	Year Ended Dec. 31, 2023
Current assets	$114.5	$9.9
Less: Current Liabilities	50.1	16.7
Working capital (deficit)	$64.4	$(6.8)

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"); benefits from the acquisition of Florida Canyon Gold Inc. ("Florida Canyon") including, but not limited to, goals, synergies, opportunities, profile, project and production optimization, potential production of the Florida Canyon Mine and extension of mine life at the Florida Canyon Mine; expectations and timing related to guidance on the Florida Canyon Mine; expectations with respect to future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Projects, including cash flows, revenue potential, development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the Projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion Process; anticipated advancement of the Projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Projects; future growth potential of the Projects; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release